Exhibit (a)(1)(B)

NOTICE OF FUNDAMENTAL CHANGE

TO THE HOLDERS OF THE

NORTHGATE MINERALS CORPORATION

3.50% Convertible Senior Notes due 2016 (the “Notes”)

CUSIP No. 666416 AB8

As previously announced, effective October 26, 2011, AuRico Gold Inc. (“AuRico”) acquired all of the issued and outstanding common shares of Northgate Minerals Corporation (“Northgate”) on the basis of 0.365 of a common share of AuRico (a “Common Share”) for each common share of Northgate (the “Exchange Share Ratio”) in accordance with a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Following the completion of the Arrangement, Northgate was amalgamated into AuRico (the “Amalgamation”).

Northgate, The Bank of New York Mellon, as trustee (the “Trustee”), and BNY Trust Company of Canada, as co-trustee (the “Co-Trustee”), have entered into the Indenture, dated as of October 5, 2010 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of October 5, 2010 (the “First Supplemental Indenture”), among Northgate, the Trustee and the Co-Trustee, and further supplemented by the Second Supplemental Indenture, dated as of October 26, 2011, among AuRico, Northgate, the Trustee and the Co-Trustee (the “Second Supplemental Indenture” and, collectively with the Base Indenture and the Second Supplemental Indenture, the “Indenture”). Initially capitalized terms used but not otherwise defined herein shall have the respective meanings given to them in the Indenture.

Pursuant to the Arrangement and the Amalgamation, Northgate and AuRico entered into the Second Supplemental Indenture, which provides that: (i) the 3.50% Convertible Senior Notes due 2016 (the “Notes”), previously issued by Northgate pursuant to the Base Indenture and the First Supplemental Indenture, are convertible into Common Shares pursuant to the terms of the Indenture, and (ii) AuRico has assumed all of Northgate’s obligations under the Indenture.

As a result of the Arrangement and the Amalgamation, a Fundamental Change (as defined in the Indenture) occurred on October 26, 2011. Notice is hereby given by AuRico, as required by Section 3.02(B) of the First Supplemental Indenture, that the implementation of the Arrangement and the Amalgamation constitute a Fundamental Change for purposes of the Indenture. Accordingly, subject to the terms and conditions of the Indenture, AuRico hereby offers to purchase all of the Notes on December 23, 2011 or a later date selected by AuRico if AuRico elects to extend the Offer to Purchase (as defined below) in accordance with its terms (the “Fundamental Change Purchase Date”). The purchase price (the “Fundamental Change Purchase Price”) for Notes will be 100% of the principal amount of the Notes (or portions thereof) to be so repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date. Concurrent with the issuance of this notice of Fundamental Change, AuRico is filing with the U.S. Securities and Exchange Commission a Tender Offer Statement on Schedule TO–I, including an offer to purchase (the “Offer to Purchase”).

In order to accept the Offer to Purchase, a holder must (i) cause to be completed the appropriate instruction form for conversion pursuant to The Depository Trust Company’s (“DTC”) book-entry conversion program, (ii) cause to be delivered by book entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Notes, (iii) furnish appropriate endorsements and transfer documents if required by the Registrar or Conversion Agent (each as defined in the Indenture), (iv) pay the amount of interest, if any, required by Section 10.02(E) of the First Supplemental Indenture and (v) pay any tax or duty if required pursuant to Section 10.04 of the First Supplemental Indenture. Any other applicable procedures of the Depositary for converting a beneficial interest in the Notes shall apply, whereupon the holder of the Note in respect of which such notice is given will, unless such notice is validly withdrawn in accordance with the procedures set forth below, thereafter be entitled to receive solely the Fundamental Change Purchase Price with respect to such Notes.

The Trustee will promptly pay the Purchase Price for Notes properly surrendered for repurchase following the later of the Fundamental Change Purchase Date or the time of book-entry transfer.

Holders of the Notes (“Holders”) may surrender their Notes from November 23, 2011 until 5:00 p.m., New York City time, on December 21, 2011 or a later date selected by AuRico if AuRico elects to extend the Offer to Purchase in accordance with its terms (the “Exercise Expiration Date”). Notes surrendered for purchase may be withdrawn any time prior to 5:00 p.m., New York City time, on the Exercise Expiration Date. In order to withdraw previously surrendered Notes, a Holder must deliver to DTC, by means of letter or facsimile transmission setting forth: (i) the name of such Holder, (ii) a statement that such Holder is withdrawing its election to have Notes purchased by AuRico on such Fundamental Change Purchase Date pursuant to the Offer to Purchase, (iii) the principal amount of the Notes of such Holder to be so withdrawn (which amount must be US$1,000 or an integral multiple thereof) and (iv) the principal amount, if any, of the Notes of such Holder that remain subject to purchase by AuRico pursuant to the Offer to Purchase (which amount must be US$1,000 or an integral multiple thereof).

The Holder must comply with the withdrawal procedures of DTC prior to the Exercise Expiration Date in sufficient time to allow DTC to withdraw those Notes prior to 5:00 p.m., New York City time. Previously surrendered Notes that are validly withdrawn may be validly resurrendered by following the surrender procedures described above.

Notes that have been surrendered may only be converted pursuant to Article X of the First Supplemental Indenture if such Notes have been withdrawn in accordance with the procedures set forth in the Offer to Purchase.

If, prior to 1:00 p.m., New York City time, on the Fundamental Change Purchase Date, the Paying Agent holds money sufficient to pay the Fundamental Change Purchase Price due on all Notes surrendered for repurchase in accordance with the terms of the Indenture, then, on and after the Fundamental Change Purchase Date, such Notes will cease to be outstanding and interest on such Notes will cease to accrue, whether or not the book-entry transfer of the Notes is made. Thereafter, all other rights of the relevant Holders terminate, other than the right to receive the Fundamental Change Purchase Price upon book-entry transfer.

In connection with the Offer to Purchase, AuRico will, to the extent applicable:

•	comply with the provisions of Rule 13e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), Regulation 14E under the Exchange Act and all other applicable laws;

•	file a Tender Offer Statement on Schedule TO–I or any other required schedule under the Exchange Act or other applicable laws; and

•	otherwise comply with all applicable U.S. federal and U.S. state securities laws in connection with any offer by AuRico to purchase the Notes.

PAYING AGENT AND CONVERSION AGENT

The name and address of the Trustee are as follows:

The Bank of New York Mellon

If by Mail:

Corporate Trust Operations – Reorganization Unit

Attn: Mr. David Mauer

101 Barclay Street – Floor 7 East

New York, NY 10286

If by Hand or Overnight Mail:

101 Barclay Street – Floor 7 East

New York, NY 10286

Very truly yours,

AURICO GOLD INC.